Thomas Jones, Esq
September 29, 2021

LASER PHOTONICS CORPORATION
1101 N. Keller Road, Suite G
 Orlando, FL 32810

September 29, 2021

Via Edgar Correspondence
Thomas Jones, Esq.
Staff Attorney
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Laser Photonics Corporation

Laser Photonics Corporation
Draft Registration Statement on Form
S-1 Filed July 28, 2021
CIK No. 0001807887

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated August 24, 2021, with respect to the draft registration statement on Form S-1 (CIK No. 0001807887) that was confidentially submitted to the Commission on July 28, 2021 and referenced above (the “Registration Statement”). This letter is being submitted together with the Company’s confidential draft No. 2 of the registration statement on Form S-1 (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Thomas Jones, Esq
September 29, 2021

Draft Registration Statement on Form S-1 submitted July 28, 2021 Cover Page

1.
Please disclose whether you have received approval for listing of the company’s common shares on The Nasdaq Capital Market. If you will not receive approval for listing of the company’s securities being offered prior to effectiveness, please prominently disclose this fact and disclose where you expect the securities to trade.

Response: We have disclosed on the cover page of the prospectus included in Draft No. 2 that we have not received approval for listing of our common stock but expect to receive approval prior to effectiveness of our registration statement.

2.
Please disclose on the prospectus cover page the number of shares of common stock underlying the underwriter warrants being registered with this offering.

Response: We have disclosed on the cover page of the prospectus included in Draft No. 2 the number of shares of common stock underlying the underwriter warrants being registered with this offering.

3.
Please disclose on the cover page of your prospectus that the company is a controlled company. Also, include disclosure on the cover page that indicates the percentage of shares that will be held by public investors following the offering. Further, please revise your filing to disclose the legal implications and risks of being a controlled company.

Response: We have revised the prospectus for our offering to disclose that the Company will be a controlled company following the consummation of the offering and the percentage of shares that will be held by public investors following this offering. In addition, we have included a risk factor regarding the legal implications and risks of being a controlled company. See “Risk Factors― Because we are a "controlled company" within the meaning of the Nasdaq listing rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies” on page [●] of the prospectus included in Draft No. 2.

The Company, page 6

4.
Please disclose the amount of $2 million in purchase orders that are with the U.S Government. In this regard, we note your disclosure on page 15 that government customers have the right to cancel any contract for its convenience.

Response: We have clarified that the total amount of sales through June 30, 2021 is a combination of our non-cancellable purchase orders and standard US Government contracts for equipment purchases with customary clauses, including termination for convenience.

Risk Factors, page 11

5.
Please include a risk factor to highlight the risks, such as impairments, concerning the amount of your intangible assets compared to your total assets.

Response: We have added a risk factor regarding the amount of our intangible assets compared to our total assets. Please see “Risk Factors―We have a large amount of intangible assets, and if these assets become impaired, our earnings would be adversely affected” on page [●] of the prospectus included in Draft No. 2.

Thomas Jones, Esq
September 29, 2021

Competition, page 12

6.
We note the disclosure in the third bullet point about the ability of your suppliers to produce and deliver components, including sole or limited source components. Please add a section to disclose the extent to which your products are dependent on sole or limited components. Also, disclose the availability of the components and the names of the suppliers. In addition, clarify whether you have written agreements with any of the suppliers, and, if applicable, disclose the material terms of the agreements.

Response: We have revised our offering to remove the reference to sole or limited source components since at this time that is not the case for us.

We are dependent on the U.S. Government for a portion of our business, page 14

7.
Please expand the disclosure in the appropriate section to discuss the material terms of your contracts with the U.S. Army, Navy and Air Force mentioned on page 14. Also, file as exhibits your contracts with the U.S. Army, Navy and Air Force or tell us why you are not required to file them.

Response: We have revised the prospectus for our offering to state that we have standard purchase orders with the U.S. Army, Navy and Air Force for our equipment which provide that the agreement is non-cancellable as well as standard US Government contracts for equipment purchases that contain the customary clauses, including termination for convenience. For those contracts that we have already fully performed we do not believe that it would be helpful to prospective investors to review these purchase orders. In addition, and with respect to the US Government contracts under which we are still performing, we consider these to be contracts that we enter into in the ordinary course of our business so we do not believe that they need to be filed as set forth under Item 601 of Regulation S-K.

Use of Proceeds, page 26

8.
Please disclose the approximate amount of proceeds you intend to use for each purpose you have listed in the second sentence of the third paragraph of this section. For proceeds to be used to discharge indebtedness, disclose the interest rate and maturity of [sic] maturity date of such indebtedness. For guidance, see Item 504 of Regulation S-K and Instruction 4 of that Item.

Response: We have disclosed on page __ of the prospectus the amount of proceeds we intend to use and we will not be using any of the proceeds from this offering for debt repayment and, accordingly, have not discussed that potential use of proceeds in this amendment to the Registration Statement.

9.
Please revise to provide more detail regarding what constitutes "working capital," "other general corporate purposes" and to "fund [y]our growth opportunities.” For example, disclose the amount of proceeds you plan to use to pay ICT Investments in connection with your operating lease.

Response: We respectfully advise the Staff that we believe that the more detailed use of proceeds that we have provided in response to comment 8, addresses this comment. Please refer to page [●] of the prospectus included in Draft No. 2.

Capitalization, page 27

10.
Please revise the introductory paragraph to indicate that the capitalization table on a pro forma basis gives effect to the repayment of debt using the offering proceeds.

Response: We have revised the introductory paragraph of “Capitalization” included on page [●] of the prospectus to eliminate any reference to repayment of debt as discussed above.

Thomas Jones, Esq
September 29, 2021

Our Market, page 40

11.
Please tell us why the disclosure about sizes of the markets in your document is not consistent with the disclosure in your Form 10-K filed on March 26, 2021. For example we note the disclosure on page 40 that "According to Global Market Insights, the laser cleaning market value is estimated at $9 billion in 2021 and projected to be $12 billion by 2025" compared to the disclosure on page 5 of your Form 10-K that "The laser cleaning market is estimated to be valued at $611.4 million in 2020 and is expected to be worth $713.6 million by 2023, growing at a CAGR of 3.9% between 2020 and 2024 according to Absolute Reports and Data Bridge Market Research."

Response: The market information included in our annual report on Form 10-K for the fiscal year ended December 31, 2020 was filed approximately four months earlier than the Registration Statement and prior to our identifying the significant maintenance repair operations market for our equipment which accounts for the difference in the size of our addressable market. Please refer to page [●] of the prospectus included in Draft No. 2.

Our Market Opportunity, page 43

12.
It is generally inappropriate to present information regarding revenue without also presenting a measure of income or loss. Please revise the disclosure on page 45 accordingly. For guidance, see Item 10(b)(2) of Regulation S-K. Also, revise the disclosure on page 45 to disclose the material assumption underlying the projections and provide detail about the bases for the projections.

Response: We have revised the prospectus for the offering to present a measure of income or loss and to disclose the material assumptions underlying the projections.

Government Regulation, page 53

13.
Please ensure that you have provided the disclosure required by Item 101(h)(ix) and (x) of Regulation S-K. For example, we note your disclosure on page 14 that approximately "10% of [y]our U.S. revenues have been from sales and services rendered directly or indirectly to the U.S. Government which we expect to grow to 25% in the next 12 months." However, this section does not discuss material regulations applicable to your business concerning United States government contracts.

Response: We have revised our offering to provide the disclosures in response to this comment.

Management, page 54

14.
Please tell us why the disclosure in this section does not include Mark Kouri mentioned on page 62 of your Form 10-K filed on March 26, 2021.

Response: We respectfully advise the Staff that Mr. Kouri resigned his office as of July 6, 2021 and therefore no longer serves as an executive officer of the Company.

15.
Please file the consent of each director nominee as an exhibit to your registration statement. For guidance, see Rule 438 of Regulation C.

Response: We have amended our registration statement to include the consent of each director nominee as Exhibits 99.1 and 99.2 to Draft No. 2.

Thomas Jones, Esq
September 29, 2021

16.
Please include a brief description of your Board of Advisors committee, such as the composition and the responsibilities of the committee. In this regard, we note the disclosure on page 63 that Dimitry Nikitin serves as a member of your Board of Advisors and that he received $75,218 as cash compensation in that role. Also, file as an exhibit the advisory board agreement.

Response: . We do not currently have a formal advisory board committee nor a formal board of advisors. Mr. Nikitin received the above compensation based upon the time that Mr. Nikitin spent on behalf of the Company to prepare it for the filing of this Registration Statement which was supported by our Board of Directors. Future compensation for his advisory services, if any, will be based upon the approval of the audit committee, which will consist solely of future independent directors of the Company. Please refer to page [●] of the prospectus included in Draft No. 2, which reflects the foregoing information.

Summary Compensation Table, page 60

17.
Please clarify the reference to "$70,5100" [sic] on page 60. Also, tell us why the disclosure in the table on page 60 about compensation for the fiscal year ended December 31, 2020 is not consistent with the disclosure in the Summary Compensation Table on page 67 of your Form 10-K filed on March 26, 2021 .

Response: The reference on page 60 has been revised to read “$70,510.” The prospectus has been amended to make the disclosure of compensation for the fiscal year ended December 31, 2020 consistent with the disclosure in the Summary Compensation Table on page 67 of your Form 10-K filed on March 26, 2021.

18.
Please tell us why the table on page 60 does not mention Mr. Tupuola "received directly from ICT Investments 555,555 shares in form of re-assignment for recognition of achievements in the Company progress in 2020" mentioned on page 80.

Response: We have revised the table on page 60 to state that Mr. Tupuola received shares of our company from ICT Investments and that these shares were for the benefit of ICT Investments in increasing the value of its portfolio of companies, which includes Laser Photonics.

For services provided directly for Laser Photonics Mr. Tupuola received cash compensation from Laser Photonics in the amount of $75,218.

2020 Director Compensation, page 62

19.
Please tell us why the disclosure in this section does not mention the following disclosure on page 80: (1) cash compensation of $12,749 that Ms. Nikitina received during 2020; (2) Ms. Nikitina "received directly from ICT Investments 200,000 shares in form of re- assignment for recognition of her efforts and success establishing of Marketing Department in 2020;" and (3) Mr. Bykov "received directly from ICT Investments 277,777 shares in form of re-assignment for recognition of outstanding achievements of new generation of equipment design in 2020.

Response: We have revised the disclosures in our offering to reflect the compensation referenced in this comment. As stated above in response to comment 18, the shares were issued to these executives for their achievements that directly benefitted ICT Investments through increasing the value of its portfolio of companies, which included Laser Photonics.

20.
Please tell us, with a view to disclosure: (1) why ICT investments instead of you issued shares of your common stock to Messrs. Tupuola and Bykov and Ms. Nikitina for services that they provided to you; and (2) whether you have any agreements or understandings for ICT to continue to issue shares of your common stock to your officers and directors.

Response: ICT viewed itself as a private company that could use its assets to compensate these individuals with shares of the Company for services that they performed on behalf of ICT Investments and not necessarily for services on behalf of the Company, as we discussed in our responses to comments 18 and 19. Because of the confusion such payments create, ICT Investments does not intend to compensate the officers and directors of Company in the future with shares of the Company’s common stock.

Thomas Jones, Esq
September 29, 2021

Security Ownership of Certain Beneficial Owners and Management, page 65

21.
Please provide the beneficial ownership disclosure as of the most recent practicable date. For guidance, see Item 403 of Regulation S-K.

Response: We have provided under the heading “Security Ownership of Certain Beneficial Owners” in the prospectus included in Draft No. 2 the beneficial ownership in response as of the most recent practicable date.

22.
Please expand the disclosure in the table on page 65 to include the beneficial ownership of Messrs. Losey, Tennyson and Vodopiyanov mentioned on page 54.

Response: We respectfully advise the Staff that none of these individuals are beneficial holders of the Company. The Company has updated the disclosure under the heading “Security Ownership of Certain Beneficial Owners” included in the prospectus to indicate that Messrs. Losey, Tennyson and Vodopiyanov do not beneficially own any shares of the Company’s common stock.

Certain Relationships and Related Party Transactions, page 69

23.
In connection with assets purchased from ICT Investments in 2019 and 2020, please disclose the cost at which ICT Investments purchased the assets, the principle followed in determining the amount at which the assets were acquired, and the persons making such determination. For guidance, refer to Item 404(c)(ii) of Regulation S-K.

Response: We have amended our disclosure on page [●] of the prospectus included in Draft No. 2 to provide the information requested in this comment.

Underwriter Warrants, page 73

24.
Please revise to remove any reference to prospectus supplement descriptions of warrants, and include a general description of your outstanding warrants as required by Item 202(c) of Regulation S-K. We also note disclosure on page 55 of the warrants in the offering. It appears, however, that you are registering only common stock. Please remove this reference, or explain why you have included the same in your filing. Exhibit 23.1, page 78

Response: We have revised our disclosures in response to this comment.

25.
We note that the auditor’s consent only refers to your financial statements as of December 31, 2020 and 2019. Please include a revised consent that also references the other financial statements presented in your filing, including those for the year ended December 31, 2020 and for the period November 8, 2019 (Inception) through December 31, 2019.

Response: We have revised the auditor’s consent to reference the other financial statements noted in this comment.

Thomas Jones, Esq
September 29, 2021

Signatures, page 79

26.
Please clearly indicate below the second paragraph of text required on the Form S-1 Signatures page who signed the document in the capacity of your controller or principal accounting officer.

Response: We have clarified that Wayne Tupuola has signed the document as our principal accounting officer.

Report of Independent Registered Public Accounting Firm, page F-2

27.
We note that the audit report only references the balance sheet as of December 31, 2020 and the related statement of operations, stockholders’ equity (deficit), and cash flows for the period November 8, 2019 (Inception) through December 31, 2019. Please revise to include an audit report that covers the balance sheets as of December 31, 2020 and 2019 and the related financial statements for the year ended December 31, 2020 and for the period November 8, 2019 (Inception) through December 31, 2019.

Response: We have revised our offering to include an audit report in response to this comment.

Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies Intangible Assets, page F-10

28.
We note that you acquired various assets approximating $4.8 million from your parent, ICT Investments LLC ("ICT"), during fiscal year 2020 and that that you valued the assets based on the fair value of your common stock issued in the transaction. It also appears that your pre-acquisition operations were insignificant relative to the post-acquisition operations and that you may have succeeded to a separately identifiable line of business of another entity. Please address the following comments in sufficient detail:

●
Tell us how you determined the acquired assets do not represent a business, as defined in ASC 805-10-20. Refer to the guidance in ASC 805-10-55-3A through -9.

Response: We determined the transaction to be an asset acquisition and not an acquisition of business. Our conclusion is based on the guidance as outlined in ASC 805-10-55-3A through 9, including paragraph 4 which specifically indicates that the three elements of a business are inputs, processes, and outputs, with a business consisting of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. The majority of the assets acquired represent long-lived assets, including intangible assets, which meet the definition of inputs. However, ICT had no established workforce or related processes, therefore Laser Photonics needed to assemble an organized workforce with the necessary skills and experience to be able to create the outputs (ultimately to provide the finished goods to customers). Since the assets acquired did not include the two essential elements, inputs and a substantive process, we determined that this transaction was not an acquisition of a business.

●
Tell us how you determined the acquired assets do not meet the definition of a business in Rule 11-01(d) of Regulation S-X.

Response: As noted above, the assets acquired were mainly long-lived assets that were held by ICT in its portfolio companies, but these assets were not associated with revenue-producing activity until the establishment of an employee base, sales force, and further product development within Laser Photonics took place. The activity related to the acquired assets was not the same after the acquisition as before, therefore we have determined that it does not constitute a business under the guidance as outlined in S-X 11-01(d).

Thomas Jones, Esq
September 29, 2021

●
Tell us how you determined historical financial statements related to the acquired assets were not required prior to their acquisition. In doing so, provide us with an analysis of whether your business had a predecessor, as defined in Rule 405 of Regulation C, whether there was a change of reporting entity under ASC 250-10-20 and ASC 250-10-45-21, and whether historical financial statements are required under common control accounting requirements of ASC 805-50-45-2. Also tell us how the assets were operated prior to the acquisition, including whether or not the assets were in service and generating revenues.

Response: As discussed above, we determined that this was an asset acquisition, and not an acquisition of a business, therefore the historical financial statements related to the acquired assets are not required, and the referenced guidance was determined not to be applicable to the transaction. In addition, as noted above, the acquired assets were not in operation prior to the acquisition, and thus did not generate any revenue.

●
Explain why you did not initially record the assets at the historical carrying amounts of ICT. See SAB Topic 5G and ASC 805-50-30-5.

Response: In accordance with ASC 805-50-30-5 and consistent with SAB Topic 5G, and consistent with the disclosures within our Form 10-K for the year ended December 31, 2020, the assets were recorded at historical carrying amounts. Fair value accounting concepts were only utilized for determination of the value of common shares that would be granted to acquire the assets and to perform an impairment analysis of intangible assets.

29.
Please address the following comments related to your intangible assets:

●
You disclose on page F-25 that your intangible assets were not yet in service as of March 31, 2021 and it appears you are not recording amortization expense as a result. Tell us how you determined these assets were not yet in service and, in doing so, clarify how the assets are not related to your current revenue-generating activities and how they are not currently contributing economic benefits.

Response: We intend to revise these financial statements to properly recognize amortization of the intangible assets based on their respective estimated useful lives.

●
Your disclosure on page F-10 appears to erroneously indicate that your intangible assets are deemed to have indefinite lives. Please either remove this disclosure or clarify your disclosures accordingly.

Response: We intend to revise these financial statements to remove this reference to indefinite lives, and properly recognize amortization of the intangible assets based on their respective estimated useful lives.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola

Wayne Tupuola

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC
Christopher J. Bellini, Esq., Cozen O’Connor
Seth Popick, Esq., Cozen O’Connor